July 9, 2018

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

            Re:       Vanguard Scottsdale Funds (the “Trust”)

File No. 001-34553 – Request for Withdrawal

Commissioners:

                Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests the withdrawal of the following Form 8-A12B filed on July 9, 2018:

Date Filed	Submission Type	Accession Number
07/09/2018	Form 8-A12B	0000932471-18-006233

            The Trust is requesting such withdrawal because the filing was submitted in error and should be disregarded. Please direct any communications concerning this filing to Anthony Coletta at (610) 669-9296.

Sincerely,

Vanguard Scottsdale Funds

Laura J. Merianos

Assistant Secretary